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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13D

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ____7____)*

                             Redwood Empire Bancorp
                       --------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
                       --------------------------------
                        (Title of Class of Securities)

                                  757897-10-3
                       --------------------------------
                                (CUSIP Number)

                              Dean C. Hoffrogge
                     2104 Hastings Avenue, Newport, MN 55055
                                651-459-8494
            -------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 21, 1999
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                              Page 2 of 5 pages

                                 SCHEDULE 13D
                                 ------------

CUSIP No.    757897-10-3
            ---------------------------------

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            B.    John Barry
            SSN:  ###-##-####
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                        (a) [_]
                                                        (b) [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

            PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                     [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States Citizen
                         7.   SOLE VOTING POWER
         NUMBER OF               562,334 Shares of Common Stock, no par value
          SHARES
       BENEFICIALLY      8.   SHARED VOTING POWER
         OWNED BY                None
          EACH
        REPORTING        9.   SOLE DISPOSITIVE POWER
         PERSON                  562,334 Shares of Common Stock, no par value
          WITH
                         10.  SHARED DISPOSITIVE POWER
                                 None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            562,334 Shares of Common Stock, no par value

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            16.68%

14.  TYPE OF REPORTING PERSON*
            IN


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                                                             Page 3 of 5 pages

Item 1.   Security and Issuer
          -------------------

          The securities to which this Schedule 13D relates are the shares of common stock, no par value (the "Common Stock"), of Redwood Empire Bancorp (the "Issuer"). The address of the Issuer's principal executive offices is 111 Santa Rosa Avenue, CA 95404.

Item 2.   Identity and Background
          -----------------------

    (a-c) The person (the "Reporting Person") filing this statement is
          B. John Barry
          Address: 1128 Red Mountain Road, Aspen, CO 81611
          Occupation: Executive
          Business address: 2104 Hastings Avenue, Newport, MN 55055

    (d-e) None

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------
          Not applicable.

Item 4.   Purpose of the Transaction
          --------------------------

          During the fourth quarter of 1999, the Board of Directors of Redwood Empire Bancorp informed B. John Barry that they were considering expanding the Board from five to seven members. Upon becoming aware of the Board's plans, Mr. Barry recommended to the Board of Directors that they consider Gregory J. Smith and Dana R. Johnson as possible directors, in addition to any other individuals that the Board might be considering as candidates. Both Mr. Smith and Mr. Johnson are associates of Mr. Barry.

          Mr. Barry has been informed that at the company's Board of Directors meeting on December 21, 1999, Mr. Smith and Mr. Johnson were both elected as directors of Redwood Empire Bancorp in an expansion of the Board from five to seven members.


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                                                              Page 4 of 5 pages

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

     (a) Aggregate number of shares: 562,334 shares of Common Stock, no par value Percentage owned: 16.68%

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock

     (b) Transactions effected during the 60 days prior to and on December 21, 1999 and subsequent activity:


          DATE              # OF SHARES    PRICE PER SHARE    WHERE/HOW EFFECTED
          ----              -----------    ---------------    ------------------
          None


     (d)  Not applicable.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Not applicable.

Item 7.   Material to be Filed as Exhibits
          --------------------------------

          None


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                                                               Page 5 of 5 pages

Signature
----------

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement by or about the undersigned is true, complete and correct.


Date:  December 21, 1999



                                 B. John Barry

                                 ------------------------------